UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibits 99.1, 99.2 and 99.3 are the unaudited consolidated interim financial statements and related management’s discussion and analysis of financial condition and results of operations of Toro Corp. (“Toro” or “the Company”) for the six months ended June 30, 2025.

Purchase of Series E Preferred Shares of Castor

On September 29, 2025, Toro entered into a share purchase agreement (the “Purchase Agreement”) with Castor Maritime Inc. (“Castor”), pursuant to which, subject to the terms and conditions set forth therein, Toro has agreed to purchase, and Castor has agreed to issue and sell, for an aggregate consideration of $60,000,000 in cash, 60,000 of Castor's 8.75% Series E cumulative perpetual convertible preferred shares, par value $0.001 per share, with a cumulative preferred distribution accruing initially at a rate of 8.75% per annum on the stated amount of $1,000 per share (the “Series E Preferred Shares”). The 60,000 Series E Preferred Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Immediately following completion of the transaction, Toro will beneficially own all 60,000 outstanding Series E Preferred Shares.

The Purchase Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the Purchase Agreement, Toro may not dispose of any of the Series E Preferred Shares for a period of 180 days after the closing date of the transaction. Castor has granted Toro certain registration rights with respect to the common shares issuable upon conversion of the Series E Preferred Shares. Closing will occur on the date of the Purchase Agreement or at such other mutually agreed date. A copy of the Purchase Agreement is attached to this report on Form 6-K as Exhibit 99.3.

Castor is a public company listed on the Nasdaq Capital Market. Castor's Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, is also the Company's Chairman, Chief Executive Officer and controlling shareholder. The foregoing transaction and its terms were approved by the board of directors of each of Castor and Toro, at the recommendation of their respective independent committees, which negotiated the transactions and their terms. The Toro special committee was advised by an independent financial advisor in its negotiation and recommendation of the above-mentioned transactions.

The summary of the Purchase Agreement contained herein do not purport to be complete and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, which is filed as an exhibit hereto.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652).

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Interim Financial Statements for the Six Months Ended June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Share Purchase Agreement, dated as of September 29, 2025, between Castor Maritime Inc. and Toro Corp.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: October 1, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer